

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Gary Matthews
Chief Executive Officer
Seven Oaks Acquisition Corp.
445 Park Avenue, 17th Floor
New York, NY 10022

   Re: Seven Oaks Acquisition Corp.
     Registration Statement on Form S-4
     Filed July 20, 2021
     File No. 333-258030

Dear Mr. Matthews:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed July 20, 2021

Certain Defined Terms, page iii

1. Please define "wallet share" and "white-labeling" or add additional detail on these terms in the appropriate areas of your prospectus.

Questions and Answers about the Business Combination and the Special Meeting
Q: What equity stake will current Seven Oaks Stockholders and Boxed stockholders hold in New Boxed..., page 4

2. Please revise here or elsewhere, as appropriate, to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders,

       convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

       As a related matter, it appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

3.   Revise your disclosure here or elsewhere, as appropriate, to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

"Directors and officers of Seven Oaks have potential conflicts of interest...", page 37

4.   Please revise to quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, Earnout Shares, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material. Separately, your amended and restated certificate of incorporation (exhibit 3.1) waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

5.   We note your statement on page 38 that "[t]hese financial interests of the Initial Stockholders may have influenced their decision to approve the Business Combination." Please revise to highlight the risk that your Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Risk Factors, page 37

6.   Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

"The underwriter has a potential conflict of interest ...", page 51

7.   We note that part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Jones and the underwriters of the IPO that are contingent on completion of the business combination.

Background of the Business Combination, page 92

8. We note that you considered over 50 potential acquisition targets, including signing 18 non-disclosure agreements, reviewing materials in 10 data rooms, conducting discussions with over a dozen investment banking, private equity and advisory firms regarding your search for an initial business combination. Please provide additional detail on how management was introduced to each company, including the methodology by which you selected 50 potential acquisition targets and how you ultimately pared the group to five active deals. Also, provide additional detail to describe the process utilized to evaluate these five active deals that were considered by the Board at the February 10, 2021 Seven Oaks Board meeting and describe the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received.

9. We note that on January 29, 2021 there was a presentation with Boxed management. Please disclose all parties that were present at this meeting and whether there were any presentation materials prepared and presented in connection with this meeting. We also note that on June 3, 2021, Jones ultimately provided the Seven Oaks Board with an assessment on the valuation methodology for Boxed. Finally, we note the investor presentations filed as exhibit 99.2 to Form 8-K on June 14, 2021. Please clarify whether these presentations, or any other reports or presentations referred to in the prospectus, were provided by third parties. In this regard, we note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4.

10. Please expand the disclosure in this section to include a more detailed description of the negotiations which occurred in order to establish the core terms of the business combination. Please address the substance of the parties' multiple conversations and discussions that resulted in the changes to the core terms, as well as any key points of disagreement and how they were resolved. For example, we note your initial term sheet valued Boxed's business at $750.0 million and that on June 3, 2021 Seven Oaks' board reviewed valuation methodology. Please provide a summary for these valuations.

Seven Oaks' Board of Directors' Reasons for the Approval of the Business Combination, page 96

11. None of the factors discussed here appear to pertain to the consideration to be paid as part of the transaction. Explain if the Board took this factor into account in recommending the transaction.

Business of New Boxed, page 178

12. We note statements that appear to be based on studies such as "our Net Promoter Score of 69, based on a survey of over 6,000 users we conducted in the first quarter of 2021" and "Boxed customers expressed a 92% overall online customer satisfaction, while many of our peers had customer satisfaction levels ranging from 77-83%." Please provide the source for any market and industry data included in your disclosure. To the extent any data relates to publications, surveys or reports commissioned by you for use in connection with this registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to our registration statement or tell us why you believe you are not required to do so.

Our Industry and Opportunity, page 179

13. Please provide a source for the statements made in this section. For example, statements such as "Boxed currently operates in the rapidly growing market for online groceries, a $106.0 billion total addressable market, with an expected CAGR of 19% from 2020 to 2025" and "[o]nline grocery in the United States remains underpenetrated relative to other peer economies, representing only 10% of total U.S. grocery sales compared to 14% share in the United Kingdom and 20% share in China," and "[t]he penetration rate in the U.S. is expected to more than double to 21% by 2025" should be tied to a source. To the extent that any statement in this section is based on management's beliefs, please revise to state as much.

14. We note the chart at the top of page 180. Please revise so that the text is legible.

Business of New Boxed
Our Industry and Opportunity, page 180

15. Please clearly label your Aeon software development and licensing contract, here and throughout your filing, as a related party transaction.

B2C Customers
Boxed Up, page 183

16. Please revise to quantify the number of Boxed Up memberships.

Who We Serve, page 183

17. We note that you have categorized a certain number of American households in each of your four distinct customer groups. Please state how you calculated these numbers and provide any limits to achieving growth in each of these customer groups.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Boxed, page 193

18.   We note that your Key Performance Indicators are presented on a last twelve months basis. To provide additional context for investors, please discuss and quantify, if possible, the impact of COVID-19 on your metrics for the periods presented. For guidance, consider the Division of Corporation Finance's Disclosure Guidance Topics Nos. 9 & 9A, available on our website.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Boxed
Comparison of Three Months Ended March 31, 2021 and 2020
Net Revenue, page 198

19.   Please tell us, and revise your discussion to the extent material, any impact to retail sales for the three months ended March 31, 2021 due to your B2C customers.

Cost of Sales and Gross Profit, page 199

20.   Please revise your discussion, both here and for the year ended December 31, 2020, to address the specific underlying factors contributing to the period over period change in Cost of Sales. Instances where you identify multiple contributing factors for a change in a specific line item, please quantify each material factor to allow investors to assess the significance of each contributing factor. Refer to Item 303 of Regulation S-K.

Beneficial Ownership of Securities, page 227

21.   Please disclose the Sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Material U.S. Federal Income Tax Considerations, page 250

22.   In addition to the disclosure you have provided in this section regarding the exercise of redemption rights, please include a discussion of the federal income tax consequences of the merger. In this regard, we note the Agreement and Plan of Merger, filed as exhibit 2.1, provides that the merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. Please also include a tax opinion from counsel as appropriate or tell us why you are not required to do so. Refer to Item 4(a)(6) of Form S-4 and Section III.A. of Staff Legal Bulletin 19.

Giddy Inc. (d/b/a Boxed) Financial Statements
1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition
(d) Revenue Disaggregation, page F-53

23.   We note you provide disaggregated revenue by sales channel, both here and in the notes to your annual Financial Statements. Please tell us your consideration of further disaggregating revenue, such as by your core product categories, type of customer, type of contract (sales or service), and source of goods (3rd party as compared to white label goods). Refer to ASC 606-10-50-5 and ASC 606-10-55-89 through 91. Also, refer to ASC 280-10-50-40, as it relates to disclosure of revenues by product/service category.

12. Related Party Transactions, page F-63

24.   We note your disclosure regarding your agreement with AEON. Please revise to also include the affiliation of your current Director of the Company with AEON.

General

25.   Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-Business Combination company.

26.   Please expand your disclosure regarding the Sponsor's ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

27.   We note that your Initial Stockholders entered into a letter agreement, pursuant to which they agreed to waive their redemption rights with respect to their shares in connection with the completion of a business combination. Please describe any consideration provided in exchange for this agreement.

28.   Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Abe Friedman at (202) 551-8298 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Jennifer López at (202) 551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David A. Sakowitz